EXHIBIT 99.1

Addex mGlu2 NAM Cognition Program Receives €4 Million Grant

  Addex led consortium wins Eurostars grant to deliver clinical candidates to treat mild neurocognitive disorders

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, September 20, 2023 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that it has led a consortium which has been awarded a €4 million Eurostars grant to support its metabotropic glutamate 2 (mGlu2) receptor negative allosteric modulator (NAM) program for mild neurocognitive disorder (mNCD). The project, named COGNI+, has been awarded the grant to deliver clinical candidates ready for IND enabling studies. The consortium includes Naason Science (South Korea), BioAxis Research (Netherlands), Pharmidex Pharmaceutical Services (UK) and Stichting Radboud Universiteit (Netherlands).

“Our mGlu2 NAM program has made significant advances in our understanding of the function of mGlu2 receptors and their role played in neuronal processes involved in cognition. Representative compounds of our unique and highly mGlu2-selective chemical series have demonstrated groundbreaking proof of principle in preclinical models of mild neurocognitive disorders,” said Robert Lütjens, Head of Discovery Biology at Addex. “We are delighted to have brought together this team of partners, each with complementary expertise, to expedite lead optimization and progress multiple compounds through the clinical candidate selection phase as swiftly as possible in pursuit of identifying a potential lead drug candidate.”

“This Eurostars grant is another example of how we are successfully securing non-dilutive funding to advance our portfolio of exciting first or best in class allosteric modulator programs,” said Tim Dyer, CEO of Addex. “As a reminder, our ADX71149 epilepsy program is on track to report Phase 2 data in Q2 2024 and we continue to make solid progress toward achieving other strategic objectives, including securing industry partners for certain programs.”

About mGlu2 NAM
Glutamate is the primary excitatory neurotransmitter in the brain, and alterations in its release, receptor function, or signaling pathways can have profound effects on cognitive processes. Inhibition of ionotropic glutamate receptors (NMDA & AMPA) has been shown to impair cognition, while their activation as a strategy to enhance cognition has been hampered by challenges linked to adverse effects. The mGlu2 receptor is expressed in the brain on presynaptic nerve terminals where it modulates glutamate release, helping to maintain the balance of excitatory neurotransmission. Selective inhibition of mGlu2 receptors may therefore represent a different approach to increase glutamatergic tone, devoid of adverse effects linked to direct ionotropic receptor activation. Addex has made significant investment and progress in developing novel mGlu2 NAMs that possess high brain penetration and will selectively modulate the mGlu2 receptors only. These characteristics are significant improvements compared to traditional, orthosteric inhibitors, which are poorly selective for glutamate receptors and necessitate development of prodrugs to allow delivery to the brain, significantly increasing the cost of goods.

About mNCD
mNCD is a state of moderate cognitive decline leading to a lower quality-of-life, loss of autonomy and often dementia and associated psychiatric symptoms (depression, anxiety). It affects approximately 15% of the population over 60 years of age and is associated with a high societal impact, including loss of working hours, productivity, and caregiver burden. Current therapeutic approaches are not widely used due to their lack of efficacy and many side effects. With no specific therapeutic interventions available for mNCD, there is a strong medical need for new approaches that halt cognitive decline in these patients.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the discovery and development of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2 clinical trial for the treatment of epilepsy and data is expected in Q2 2024. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under preclinical evaluation for future development in post-stroke recovery. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for cough, M4 PAM for schizophrenia and other forms of psychosis, mGlu7 NAM for stress related disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.